EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We consent to incorporation by reference in the Registration Statements (No. 333-76294 and No. 333-90026) on Form S-8 of Deltic Timber Corporation of our report dated June 27, 2014, relating to the statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Thrift Plan of Deltic Timber Corporation.

/s/ KPMG LLP

Shreveport, Louisiana

June 27, 2014